Exhibit 99.1

[This is an English translation of the original issued in Japanese]

[Note] The Company assumes no responsibility for this translation or for direct, indirect, or other forms of damages arising from the translation. This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

Dear Shareholders	June 12, 2025

Harumi Building, 2-5-9 Kotobashi,

Sumida-ku, Tokyo,130-0022, Japan

Tokyo Lifestyle Co., Ltd.

President and Representative Director

Mei Kanayama

Notice of the 19 th Ordinary General Meeting of Shareholders

We sincerely appreciate your continued support and kind attention.

You are cordially invited to attend the 19 th Ordinary General Meeting of Shareholders of our company Corporation. The meeting will be held as described below.

If you are unable to attend the meeting, you may exercise your voting rights in writing. Please review the attached Reference Documents for the General Meeting of Shareholders, indicate your approval or disapproval of the proposals on the enclosed Voting Rights Exercise Form, and send it to our company by 4:30 PM, Thursday, June 26, 2025.

Best regards,

Notice

1.	Date: Friday, June 27, 2025 at 11:00 AM (reception starts at 10:00 AM)

2.	Place: Harumi Bldg. 5th Floor, Kotobashi 2-5-9, Sumida-ku, Tokyo、Japan

3.	Purpose

Matters to be reported: Business Report for Fiscal Year 19 (from April 1, 2024 to March 31, 2025), Report on the contents of financial statements, and Report on the results of audit of financial statements by the Accounting Auditor and the Board of Corporate Auditors

Matters to be resolved

Proposal 1	Partial Amendments to the Articles of Incorporation

Proposal 2	Election of Four Directors

The above

When attending the meeting, please bring this Notice of Convocation, the attached documents, and the Reference Documents for the General Meeting of Shareholders, and submit the enclosed Voting Rights Exercise Form to the reception desk.

Reference Documents for the General Meeting of Shareholders

Proposal 1: Partial Amendments to the Articles of Incorporation

1. Reason for the Proposal

As of March 21, 2025, our company reduced its capital to 10 million yen. As a result, we no longer qualify as a large company that is required to have a board of auditors and an accounting auditor pursuant to the provisions of the Companies Act.

Accordingly, from the viewpoint of simplifying and improving the management structure in the future, we propose that our company abolish the establishment of a board of auditors and an accounting auditor, and delete or amend the relevant provisions of the Articles of Incorporation.

2. Details of Changes

The details of the changes are as follows. In order to eliminate missing article numbers resulting from the deletion, the numbers and chapter numbers of subsequent articles shall be moved up sequentially to maintain consistency in the Articles of Incorporation. The underlined portion indicates the changes.

Current Articles of Incorporation	Proposal for Changes

(Organization)

Article 4 In addition to the general meeting of shareholders and directors, the Company has the following organizations:

1. Board of Directors

2. Corporate Auditors

3. Board of Corporate Auditors

4. Accounting Auditor

Chapter 5 Corporate Auditor and Board of Corporate Auditors

(Convocation of Board of Corporate Auditors)

Article 31 Notice of convocation of a Board of Corporate Auditors meeting shall be sent to each Corporate Auditor at least three days prior to the date of the meeting. However, this period may be shortened if there is an urgent need.

2 If the consent of all Corporate Auditors is obtained, the Board of Corporate Auditors meeting may be held without convocation procedures.

(Regulations of the Board of Corporate Auditors)

Article 32 Matters concerning the Board of Corporate Auditors shall be governed by the regulations of the Board of Corporate Auditors established by the Board of Corporate Auditors in addition to those stipulated in laws and regulations and these Articles of Incorporation.

Chapter 6 Accounting Auditor

(Organization)

Article 4 The Company shall have the following organs in addition to the general meeting of shareholders and directors.

1. Board of Directors

2. Corporate Auditors

Chapter 5 Corporate Auditors

Delete

Delete

Delete

The entire chapter is deleted.

Proposal 2: Election of Four Directors

The terms of the current all four Directors will reach an end upon the conclusion of this general meeting. We kindly request the reappointments of four Directors.

The candidates for Director are as follows:

Candidate Number	Name (Date of birth)	Brief Biography, Position, Significant Concurrent Positions, and Special Interests with the Company.	Number of Company’s Shares Held
1	Mei Kanayama (October 24, 1979) Reappointment of Director

(Career summary and position)

November 2000 Joined Yonechiku Co., Ltd.

September 2007 Resigned from Yonechiku Co., Ltd.

January 2008 Joined our company as Director

June 2009 Appointed Representative Director of our

company (current position)

October 2019 Established TOKYO LIFESTYLE

Appointed Representative Director (current position)

(Significant Concurrent Positions)

Representative Member of Tokushin G.K.

Representative of TOKYO LIFESTYLE CO., LTD

(Special Interests with our Company)

None

7,216,436 shares
2	Yoichiro Haga (July 5, 1966) Reappointment of Director

(Career summary and position)

April 1991 Joined The Mitsubishi Bank, Ltd.

September 2020 Retired from MUFG Bank, Ltd.

October 2020 Joined our company in charge of Finance

June 2021 Appointed Director of our company

June 2023 Reappointed Director of our company (current position)

(Significant Concurrent Positions)

No significant concurrent positions

(Special Interests with our Company)

None

0 shares
3	Yoji Takenaka (August 26, 1963) Reappointment of External Director

(Career summary and position)

April 1993 Registered as an attorney

April 2005 Opened Takenaka Law Office (current position)

June 2021 Appointed Outside Director of our company

June 2023 Reassigned Outside Director of our company (current position)

(Significant Concurrent Positions)

Lawyer, Takenaka Law Office

(Special Interests with our Company)

None

0 shares

4	Tetsuya Sato (May 26, 1970) Reappointment of External Director

(Career summary and position)

May 1995 Joined Marco Corporation

July 2017 Appointed Representative Director, WDM, Inc.

July 2019 Appointed CFO, Director, RSK, Inc. (current position)

June 2021 Appointed Outside Director, our company

June 2023 Reappointed Outside Director, our company (current position)

(Significant Concurrent Positions)

Director, CFO, RSK Co., Ltd.

(Special Interests with our Company)

None

0 shares

(Note)	1.	Mr. Yoji Takenaka and Mr. Tetsuya Sato are candidates for External Directors.

	2.	Mr. Yoji Takenaka and Mr. Tetsuya Sato have been appointed as Outside Directors of our company since June 2021, and their term of office has been 4 years at the conclusion of this General Meeting of Shareholders.

3.	Reasons for the appointment of the candidates as External Directors and the rationale for the Company’s determination that they can fulfill their duties effectively as External Directors.

①	Regarding Mr. Yoji Takenaka, we request his appointment as an External Director to utilize his knowledge, experience, and expertise as a lawyer for the benefit of the Company’s management.

②	Regarding Mr. Tetsuya Sato, we request his appointment as an External Director to utilize his extensive experience as a business executive and his broad insights, which will contribute to the management of the Company.

4.	The Company has entered into limited liability agreements (the “Agreements”) with Mr. Yoji Takenaka and Mr. Tetsuya Sato. In the event that their reappointments are approved, we intend to continue the Agreements with them. Under the Agreements, the limit of liability for damages is set at either 10 million Japanese Yen or the amount specified by law, whichever is higher, provided that the performance of their duties is carried out in good faith and without gross negligence.

The above

(Attachments)

B u s i n e s s R e p o r t

[From April 1, 2024

To March 31, 2025]

Statutory Financial Statements Prepared in Accordance with Japanese GAAP

Note: The statutory financial statements on the following pages have been prepared in accordance with Japanese GAAP. These results may differ in material respects from our audited consolidated financial results under U.S. GAAP that will be reported at a later date and included in our Annual Report on Form 20-F,which will filed with the U.S. Securities and Exchange Commission and available at www.sec.gov. The attached financial statements are provided to our shareholders and ADS holders solely in accordance with requirements under the Japanese Companies Act in connection with our Annual Meeting.

1.	Current status of the company

(1)	Business progress and results

The global economy continued to be highly uncertain during the fiscal year under review, reflecting a mix of economic recovery and stagnation in major economies such as the United States and China.

On the other hand, in China, economic growth stabilized and the government indicated signs of economic policy recovery, but the decline in external demand and geopolitical risks still had an impact.

In Japan, although there was a recovery in business activity and a pick-up in consumption amid continued policy support for economic recovery, labor shortages, rising raw material prices, and soaring energy costs remained challenges to economic activity.

As a result, net sales for the fiscal year under review were 24,373,722 thousand yen (decreased by 4.8% year-on-year), operating income was 221,228 thousand yen (decreased by 6.4% year-on-year), and ordinary income was 24,506 thousand yen (decreased by 92.5% year-on-year).

Based on the consumption tax audit (survey period: July 2018～December 2021), the Company received a decision to correct the main consumption tax in July 2023 and a decision to levy an additional tax for underpayment and heavy additional tax, and has made partial payments under the approval of deferment of realization, which were paid in full in the current fiscal year.

(2)	Status of funding

①	In order to allocate the loan to working capital, the Company has established a loan limit of 7,850,000,000 yen through a syndicated loan led by The Bank of Mitsubishi UFJ, Ltd. and Mizuho Bank, Ltd. The outstanding amount of loans executed at the end of the fiscal year under this contract was 7,850,000,000 yen.

②	The Company has secured financing of 200,000,000 yen from Resona Bank in order to convert the equipment loan of 200,000,000 yen from Resona Marchant Bank Asia Limited (Singapore), which was borrowed by our subsidiary, Tokyo Lifestyle Limited (Hong Kong), into an intra-group loan.

(3)	Changes in the status of assets and profits and losses

(Unit: 1,000 yen)

Period\division	16th period Fiscal Year Ended March 2022	17th period Fiscal Year Ended March 2023	18th period Fiscal Year Ended March 2024	19th period Fiscal Year Ended March 2025
Sales	25,655,250	21,667,575	25,615,177	24,373,722
Ordinary Income	486,715	192,962	328,353	24,506
Net Income	192,523	△884,219	216,417	△90,736
Net income per share (yen)	5	△24	5	△2
Total Assets	14,860,428	22,505,180	21,054,009	18,704,887
Net Worth	5,628,047	4,701,910	5,701,950	5,615,656

Note: Net income per share is calculated based on the total number of shares issued at the end of the fiscal year.

(4)	Issues to be addressed by the company

The business and financial issues that we should prioritize are as follows.

■

Improvement and stabilization of internal control system

In order to prevent the recurrence of problems such as corrections related to inadequate consumption tax procedures, we will position the strengthening of our internal control system as a top management issue and strive to build a governance system.

■

Restructuring of business model with an eye on the after-corona

In Japan, we will restructure our business model with the highest priority on improving profit margins, such as reviewing unprofitable stores and reviewing the products handled in our e-commerce business, and overseas, we will develop our own dedicated apps, make full-scale expansion into Southeast Asia, and start full-scale operation of our own warehouses overseas.

In order to overcome the above issues, we will make diligent efforts as a company. I would like to ask all of our shareholders for their continued guidance and encouragement.

(5)	Principal Businesses (as of March 31, 2025)

Management of domestic drug stores

Domestic e-commerce operation and management

Domestic and overseas (including trading) wholesale

(6)	Major business establishments and stores

Head Office	2-5-9 Kotobashi, Sumida-ku, Tokyo Harumi Building
Tokyo Sales Department	16F, Island Triton Square Office Tower W, 1-8-8 Harumi, Chuo-ku, Tokyo
Saitama Center	3-1-5 Koshigaya City Distribution Complex, Saitama

Subsidiary Offices

trade name	location
Tokyo Lifestyle Limited	Unit 11, 12/F., Wing On Plaza, No.62 Mody Road, Tsim Sha Tsui East, Kowloon

The names and locations of domestic drugstores are as follows

Store Name	location	Store Name	location
Nishikasai Yokohama Chinatown	Edogawa-ku, Tokyo Yokohama City,Kanagawa	Koshigaya-Ryutsudanchi Quiz Gate Urawa Nishikawaguchi	Koshigaya City,Saitama Urawa City,Saitama Kawaguchi City,Saitama

Note:	1.	The Shinbashi store was closed as of February 2025.

(7)	Status of employees (as of March 31, 2025)

Number of Employees	Change from the end of the previous fiscal year	Average age	Average length of service
95	-18	41 years and 2 months old	4 years 3 months

Note:	The number of employees includes part-time workers (43).

(8)	Status of important subsidiaries

Company Name	location	Paid-in Capital	Description of Business	Investment Ratio
Tokyo Lifestyle Limited	Hong Kong	HK$15.95 million	Wholesale & Retail Trade	100％

(9)	Major borrowers and borrowing amounts (as of March 31, 2025)

①	Commitment Line Agreement

(Unit: 1,000 yen)

Loans	Outstanding Balance
Mizuho Bank, Ltd.	1,550,000
MUFG Bank, Ltd.	1,300,000
Resona Bank, Inc.	943,396
Sumitomo Mitsui Banking Corporation, Ltd.	849,056

Note:	1.	In order to procure stable and efficient working capital, the Company has entered into a commitment line agreement with a maximum borrowing amount of 7,850,000,000 yen. The agreement is a syndicated loan and is cofinanced by a total of 17 banks led by MUFG Bank, Ltd. and Mizuho Bank, Ltd.

Note:	2.	The outstanding balance of loans executed at the end of the fiscal year under this contract is 7,850,000,000 yen.

2.	Status of Stocks (as of March 31, 2025)

①	Total number of shares authorized: 100,000,000 shares

②	Total number of shares issued: 42,327,806 shares

③	Number of shareholders: 3

④	Principal Shareholders

Name of Shareholder	Number of shares held	Percentage of shares held
THE BANK OF NEW YORK MELLON	21,536,266 shares	50.88%
Tokushin G.K.	13,575,104 shares	32.07	％
Mei Kanayama	7,216,436 shares	17.05	％

NOTE: THE BANK OF NEW YORK MELLON IS A DEPOSITARY SECURITIES COMPANY THAT ISSUES AMERICAN DEPOSITARY RECEIPTS (ADR).

３．	Matters Concerning the Company’s Stock Acquisition Rights, etc. (as of March 31, 2025) The total number of stock acquisition rights as of the end of the fiscal year under review is as follows.

(1)	First series of stock acquisition rights

①	Total number of stock acquisition rights: 300,000 units

②	Type and number of shares subject to stock acquisition rights 300,000 shares of the Company’s common stock represented by U.S. depositary shares in the U.S.

③	Amount paid for stock acquisition rights

US$0.01 divided by the number of Stock Acquisition Rights offered

④	Value of assets invested in the exercise of stock acquisition rights

US$4.80 per common stock

⑤	Period for exercising stock acquisition rights

From July 6, 2022 to January 7, 2027

⑥	Increased capital and capital reserves in the case of issuance of shares through the exercise of stock acquisition rights

1.	Amount of capital increased by the exercise of stock acquisition rights

The amount shall be one-half of the maximum amount of increase in capital, etc., calculated in accordance with the provisions of Article 17, Paragraph 1 of the Company Accounting Regulations, and if a fraction of less than 1 yen is obtained as a result of the calculation, the amount shall be rounded up.

2.	Amount of capital reserves to increase due to the exercise of stock acquisition rights

The amount shall be calculated in accordance with the provisions of Article 17, Paragraph 1 of the Company Accounting Regulations, minus the amount of capital increase from the maximum amount of increase in capital, etc.

⑦	Allottee of Stock Acquisition Rights - Univest Securities, LLC

(2)	2nd Series of Stock Acquisition Rights

①	Total number of stock acquisition rights: 5,862,552

②	Type and number of shares subject to stock acquisition rights

5,862,552 shares of the Company’s common stock represented by U.S. depositary shares in the U.S.

③	Amount paid for stock acquisition rights

No payment required

④	Value of assets invested in the exercise of stock acquisition rights

US$0.27391 per common stock

⑤	Period for exercising stock acquisition rights

From January 30, 2024 to July 30, 2029

⑥	Increased capital and capital reserves in the case of issuance of shares through the exercise of stock acquisition rights

1.	Amount of capital increased by the exercise of stock acquisition rights

The amount shall be one-half of the maximum amount of increase in capital, etc., calculated in accordance with the provisions of Article 17, Paragraph 1 of the Company Accounting Regulations, and if a fraction of less than 1 yen is obtained as a result of the calculation, the amount shall be rounded up.

2.	Amount of capital reserves to increase due to the exercise of stock acquisition rights

The amount shall be calculated in accordance with the provisions of Article 17, Paragraph 1 of the Company Accounting Regulations, minus the amount of capital increase from the maximum amount of increase in capital, etc.

⑦	Assignee of Stock Acquisition Rights

Assignee	Number of allocations
LIND GLOBAL FUND II LP	746,269
S.H.N. FINANCIAL INVESTMENTS LTD	638,669
L1 CAPITAL GLOBAL OPPORTUNITIES MASTER FUND	746,269
ALTO OPPORTUNITY MASTER FUND,	746,269
INTRACOASTAL CAPITAL LLC	746,269
CVI Investments, By: Heights Capital Management, Inc.,	746,269
Hudson Bay Master Fund Ltd.	746,269
Empery Asset Master, LTD	414,861
Empery Tax Efficient, LP	147,466
Empery Tax Efficient III, LP	183,942

4.	Matters Concerning Company Officers (as of March 31, 2025)

(1)	Status of Directors and Corporate Auditors

Position	Name	Status of responsibilities and important concurrent positions
President and Representative Director	Mei Kanayama	President & CEO
Director	Yoichiro Haga	Executive Officer, Administrative Departments
Director	Tetsuya Sato	Director, Japan International Medical Association Representative Director, CBJ, Inc.
Director	Yoji Takenaka	Lawyer
Corporate Auditor	Tadao Iwamatsu
Corporate Auditor	Keiichi Kimura	Administrative scrivener
Corporate Auditor	Junji Sato	Dinner Bank Co., Ltd. Employee

Note:	1.	Directors Tetsuya Sato and Yoji Takenaka are outside directors as defined in Article 2, Item 15 of the Companies Act.
2.	Corporate Auditors Keiichi Kimura and Junji Sato are Outside Corporate Auditors as stipulated in Article 2, Item 16 of the Companies Act.

(2)	Total amount of remuneration, etc. of officers for the current fiscal year

(Unit: 1,000 yen)

				Total amount by type of remuneration, etc.
District	Number of members	Total amount of remuneration, etc.		Monetary Rewards		Performance- linked remuneration, etc.		Non- monetary remuneration, etc.
Director	4 persons	52,050		52,050		—		—
(Outside Directors)	(2 persons)	（7,200	）	（7,200	）	（—	）	（—	）
Corporate Auditor	3 persons	9,600		9,600		—		—
(Outside Corporate Auditors)	(2 persons)	（3,600	）	（3,600	）	（—	）	（—	）
Total	7 persons	61,650		61,650		—		—
(Outside Officers)	(4 persons)	（10,800	）	（10,800	）	（—	）	（—	）

Note:	1.	The maximum amount of remuneration for directors was resolved to be 150,000,000 yen per year at the Ordinary General Meeting of Shareholders held on May 26, 2021.
2.	The maximum amount of remuneration for Board of Corporate Auditors member was resolved to be 30,000,000 yen per year at the Extraordinary General Meeting of Shareholders held on October 19, 2021.

5．	Status of Accounting Auditors (as of March 31, 2025)

(1)	Name

Sakurazaka Audit Corporation

(2)	Amount of remuneration, etc.

Amount of remuneration, etc. related to the work stipulated in Article 2, Paragraph 1 of the Certified Public Accountant Act (Act No. 103 of 1948): 14,300,000 yen

The Board of Corporate Auditors made a decision to agree to the remuneration, etc. of the accounting auditor after necessary verification of the appropriateness of the content of the audit plan of the accounting auditor, the performance of duties of the accounting audit, and the basis for calculation of the remuneration estimate .

(3)	Policy for Determining the Dismissal or Non-Reappointment of the Accounting Auditor If the Board of Corporate Auditors determines that there is a hindrance to the execution of the duties of the Accounting Auditor or that it is necessary, the Board of Corporate

Auditors shall decide the content of the proposal regarding the dismissal or non- reappointment of the Accounting Auditor to be submitted to the General Meeting of Shareholders.

６．	System to ensure the appropriateness of business operations (as of March 31, 2025)

(1)	System to ensure that the execution of duties by directors and employees complies with laws and regulations and the Articles of Incorporation

①	Directors of the Company and its subsidiaries shall comply with laws and regulations and the Articles of Incorporation and promote the establishment of a compliance system.

②	Directors of the Company and its subsidiaries shall establish a compliance system to ensure that employees comply with laws and regulations and the Articles of Incorporation and shall manage and supervise the status of compliance.

③	Board of Corporate Auditors Members shall investigate the status of the compliance system and whether there are any problems with laws and regulations or the Articles of Incorporation, and report to the Board of Directors. The Board of Directors shall periodically review the compliance system and strive to identify problems and make improvements.

④	The Company shall establish rules for whistleblowing and establish a whistleblowing system to promptly report and consult with directors and employees of the Company and its subsidiaries in the event that they discover an act that is suspected of violating laws and regulations.

(2)	System for the storage and management of information related to the execution of duties by directors

①	Information related to the execution of duties by directors shall be prepared and stored in accordance with laws and regulations and internal regulations, etc., by establishing document management regulations, etc. In addition, if necessary, the Company shall manage the information in a state where it can be viewed by Directors, Corporate Auditors, Accounting Auditors, etc.

②	The status of the creation, storage, and management of information related to the execution of duties by directors shall be audited by Corporate Auditors.

(3)	Regulations and other systems related to the management of the risk of loss

①	The Company shall formulate the Basic Rules for Risk Management as the basis of the risk management system for the entire Group and establish a risk management system in accordance with the Regulations. In addition, in the event of an unforeseen situation, the Company shall establish a Crisis Management Committee chaired by the President and Representative Director, and shall establish a system to prevent and minimize the spread of damage by responding promptly with the advice of legal advisors and others.

②	Directors and employees shall organize the content of their duties with regard to risk management in each department, grasp, analyze, and evaluate inherent risks, consider and implement appropriate measures, and periodically review the status of such risk management.

③	Corporate Auditors shall audit the status of risk management in each division and report the results to the Board of Directors. The Board of Directors shall periodically review the risk management system and strive to identify problems and improve them.

(4)	System to ensure efficient execution of duties by directors

①	With the aim of increasing corporate value, we will work to achieve our goals based on a business plan formulated based on our corporate philosophy, and manage the progress of our goals.

②	In addition to the regular Board of Directors meeting (once a month), extraordinary meetings of the Board of Directors shall be held as necessary as the basis of the system to ensure that the execution of duties by directors is carried out efficiently.

③	The Company shall establish various internal regulations, such as the Regulations on the Segregation of Duties, the Regulations on Administrative Authority and Decision-Making Authority, and establish a system for the proper and efficient execution of duties by clarifying the authority and responsibilities of each officer.

④	The Company shall supervise the establishment and operation of internal control systems at its subsidiaries to ensure a balance between ensuring the efficiency and promptness of the execution of duties by directors.

(5)	System to ensure the appropriateness of business operations of the corporate group consisting of the Company and its subsidiaries

In order to ensure the appropriateness of business operations of the entire Group, including subsidiaries, we will strive to build a compliance system for the entire Group.

(6)	System for employees who assist the duties of Corporate Auditors and the independence of such employees from Directors;

Matters concerning the effectiveness of instructions to the employees

Employees who assist the duties of the Corporate Auditors shall be assigned to assist the Corporate Auditors when requested, and the consent of the Board of Corporate Auditors shall be obtained for the transfer and evaluation of such employees.

(7)	System for directors and employees to report to Corporate Auditors, other systems for reporting to Corporate Auditors, and other systems to ensure that audits by Corporate Auditors are conducted effectively

①	Directors and employees of the Company and its subsidiaries shall immediately report to the Corporate Auditors of the Company any fact that may cause significant damage to the Company.

②	Corporate Auditors shall attend important meetings of the Board of Directors, etc., and receive reports from the directors of the Company and its subsidiaries on the status of the execution of the duties for which they are responsible.

③	Corporate Auditors may inspect important documents related to the execution of business, such as approval documents, and request explanations from directors and employees of the Company and its subsidiaries.

④	Corporate Auditors and Representative Director shall hold regular meetings to exchange opinions in order to promote mutual communication.

(8)	To ensure that persons who report to the Corporate Auditors are not treated unfavorably because of such reports system

The Company and its subsidiaries shall prohibit any person who reports unfavorably to a person who has reported to the Corporate Auditors on the grounds that he or she has made a report and shall ensure that this is fully informed.

(9)	Matters concerning procedures for advance payment or reimbursement of expenses incurred in the execution of duties by Corporate Auditors and other policies related to the processing of expenses or liabilities incurred in the execution of such duties

When an Corporate Auditors requests advance payment or reimbursement of expenses incurred in the execution of his/her duties, we will respond promptly.

(10)	Basic Approach to the Elimination of Anti-Social Forces and Status of Development In order to ensure sound corporate management, we will take a resolute stance against antisocial forces.

Our basic policy is not to have any relationship whatsoever.

The General Affairs Department is the department that oversees the response to anti-social forces, and the General Manager is responsible for it. In addition, we work closely with external organizations such as corporate lawyers, the police, and the Federation of Special Violence Prevention Measures under the jurisdiction of the Metropolitan Police Department to develop a system and collect information that enables the organization as a whole to respond promptly, and to thoroughly educate employees.

７．	Overview of the operational status of the system to ensure the appropriateness of business operations

The Company has established a system to ensure the appropriateness of business operations, and the Board of Directors and other meetings continuously identify and analyze management risks and consider countermeasures. As a result, we review internal regulations and operations as necessary to improve the effectiveness of the internal control system. In addition to audits by Corporate Auditors, Corporate Auditors also attend important internal meetings to monitor the status of business execution and risks related to compliance. In addition, we regularly conduct internal audits to verify that our day-to-day operations do not violate laws and regulations, the Articles of Incorporation, internal regulations, etc.

Financial statements

Balance Sheet

As of March 31, 2025

(Unit: 1,000 yen)

Assets			Liabilities
Subject	Amount		Subject	Amount
liquid assets		12,532,187	Current liabilities	11,574,389
Cash & Deposits		509,038	accounts payable	2,851,320
Accounts Receivable		10,986,467	Short-term borrowings	8,050,000
Products		261,852	Long-term loans to be repaid within one year	256,163
Previous Payment		183,064	Payables	181,511
For prepayment		15,230	Accrued expenses	3,885
Short-term loans		200,000	Deposit	3,993
Reimbursement		15,175	Down payment	131,643
Unearned money		2,045	Advance Payments	30,000
Accrued refundable corporate tax, etc.		251,785	Accrued corporate taxes, etc.	2,263
Accrued refundable consumption tax, etc.		218,977	Accrued consumption tax, etc.	14,970
Allowance for Bad Debts	△	111,450	Bonus allowance	3,087
fixed asset		6,144,522	Point Allowance	421
Property, plant and equipment		997,422	Contractual liabilities	6,854
building		409,595	Short-term lease obligations	23,622
Facilities attached to the building		359,276	Asset retirement obligations	14,651
structure		32,204	Fixed liabilities	1,514,841
Vehicle transport equipment		9,090	Long-term borrowings	762,515
Tools, Equipment, and Fixtures		115,511	Deposit	16,450
Tangible Leased Assets		138,268	Long-term payables	87,626
land		340,148	Long-term lease obligations	17,870
Accumulated depreciation	△	384,803	Deferred tax liabilities	518,173
Cumulative Impairment Loss	△	21,869	Provision for retirement benefits	37,005
Intangible Assets		272,406	Asset retirement obligations	75,200
Intangible Leased Assets		11,728	Total Debt	13,089,231
software		260,677	Net Worth Sections
Investments and Other Assets		4,874,693	subject	amount of money
Investment		2,010	Shareholders’ Equity	5,615,644
deposit		85,518	Paid-in Capital	10,000
deposit		107,805	Capital surplus	3,655,033
Insurance Reserve Fund		25,306	Capital Reserve	3,655,033
Recycling Deposits		8	Retained earnings	1,950,611
Long-term upfront costs		3,538	Other retained earnings	1,950,611
Long-term unearned income		1,623,183	Retained earnings carried forward	1,950,611
Shares of affiliated companies		682,673	Stock Acquisition Rights	11
Long-term accounts receivable		2,384,639
Allowance for bad debts	△	39,990
Deferred assets		28,177
Share Grant Costs		28,177	Total Net Worth	5,615,656
Total Assets		18,704,887	Total liabilities and net assets	18,704,887

Statement of income

From April 1, 2024

To Mar 31, 2025

(Unit: 1,000 yen)

Discipline	Amount
Sales				24,373,722
Cost of goods sold				22,125,226
Gross profit				2,248,495
Selling, general and administrative expenses				2,027,267
Operating Profit				221,228
Non-operating income
Interest Income and Dividends		7,636
Miscellaneous Income		32,286		39,923
Non-operating expenses
Interest expense		155,460
Deferred asset amortization		15,369
Foreign exchange loss		7,407
Loan fees		57,949
Miscellaneous Loss		457		236,645
Ordinary Income				24,506
Special Profits
Gain on sale of fixed assets		5,439
Amount of refunds of consumption tax in previous years		594,759		600,199
Extraordinary Loss
Loss on sale of fixed assets		545
Impairment loss		21,869
Adjustment of damage compensation		807,722		830,137
Net income before income taxes			△	205,431
Corporate Tax, Resident Tax and Business Tax	△	247,258
Adjustment of Corporate Income Taxes		132,563	△	114,694
Net Income			△	90,736

Statement of Changes in net assets

From April 1, 2024

To March 31, 2025

(Unit: 1,000 yen)

	Shareholders’ Equity
			Capital surplus		Retained earnings
					Other retained earnings
	Paid-in Capital		Capital Reserve	Total capital surplus	Retained earnings carried forward		Total retained earnings		Total Shareholders’ Equity		Stock Acquisition Rights	Total Net Worth
April 1, 2024 balance		1,955,786	1,704,804	1,704,804		2,041,348		2,041,348		5,701,939	11		5,701,950
Fluctuations during the fiscal year	△	1,945,786	1,950,229	1,950,229		-		-		4,442	-		4,442
Net Income		-	-	-	△	90,736	△	90,736	△	90,736	-	△	90,736
Items other than shareholders’ equity During the fiscal year Variable Amount (Net)		-	-	-		-		-		-	-		-
During the fiscal year Total Variable Amount	△	1,945,786	1,950,229	1,950,229	△	90,736	△	90,736	△	86,294	-	△	86,294
March 31, 2025 balance		10,000	3,655,033	3,655,033		1,950,611		1,950,611		5,615,644	11		5,615,656

Note to Individual Securities

1.	Notes on Important Accounting Policy Matters

(1)	Valuation Criteria and Methods of Securities Shares of subsidiaries and affiliates......... Cost method based on moving average method

(2)	Inventory Valuation Criteria and Methods Cost method based on moving average method (Balance sheet value is calculated by the method of devaluation due to a decrease in profitability.)

(3)	Method of depreciation of fixed assets

①	Property, plant and equipment (excluding leased assets)

Declining Ratio Method (provided, however, that buildings acquired on or after April 1, 1998 (excluding ancillary facilities) and

Facilities and structures attached to buildings acquired on or after April 1, 2016 are subject to the straight-line method.

The main service life is as follows:

Building	38～50 years
Facilities attached to the building	3～18 years
Construct	10～30 years
Vehicle Transporter	2～7 Years
Tools, Fixtures and Fixtures	2～20 years

②	Leased Assets

Leased assets related to finance and lease transactions other than the transfer of ownership

We use a straight-line method in which the lease period is the useful life and the residual value is zero.

(4)	Criteria for recording allowances

(1)	Allowance for doubtful debts

In order to prepare for losses due to bad debts, we record the expected amount of uncollectible receivables based on the actual rate of bad debts for general receivables and the recoverability of specific receivables such as receivables of doubtful concerns.

(2)	Allowance for bonuses

In order to prepare for the payment of bonuses for employees, we have recorded an estimated amount corresponding to the current fiscal year out of the estimated amount to be paid.

③	Provision for retirement benefits

In order to prepare for retirement benefits for employees, based on the retirement benefit obligations at the end of the current fiscal year, the amount that is recognized as occurring is recorded.

Retirement benefit obligations are calculated based on the amount of voluntary payment at the end of the fiscal year stipulated in the retirement allowance regulations.

④	Point Allowance

Of the Company’s points issued under the point system for the purpose of sales promotion, they are not attributable to sales.

The amount expected to be used in the future is recorded based on the actual rate of use in the past, etc., for the unused amount.

(5)	Criteria for Recording Revenues and Expenses

Our main business is the sale of cosmetics and daily necessities, and the sale of these products is related to the at the time of delivery, the customer has acquired control over the goods and has determined that the performance obligations have been satisfied. Therefore, we are aware of the revenue at the time of delivery of the product. In addition, the revenue goes to contracts with customers. It is measured by the amount obtained by deducting returns, discounts, rebates, etc. from the promised consideration.

(6)	Other important matters that form the basis for the preparation of financial statements Accounting for consumption tax, etc.

Consumption tax and other accounting procedures are based on the tax-exclusive method.

2.	Notes on Revenue Recognition

(1)	Decomposition of earnings

The Company is engaged in the wholesaling, retailing, and e-commerce businesses for domestic and overseas markets, and the main types of goods or services in each business are daily necessities, cosmetics, and pharmaceuticals.

Sales of each business	Domestic wholesale	7,443,437 thousand yen
	Domestic e-commerce	775,414 thousand yen
	Domestic retail	1,260,403 thousand yen
	Overseas wholesale	14,894,467 thousand yen

(2)	Information that forms the basis for understanding earnings

This is as described in the “Accounting Standards for Revenues and Expenses” section of the “Notes on Important Accounting Policies.”

3.	Notes on the Balance Sheet

(1)	Assets provided as collateral and liabilities related to collateral

Assets used as collateral	Land	340,148 thousand yen
	Building	370,888 thousand yen
	Total	711,037 thousand yen

Debt related to collateral	Long-term borrowing	630,000 thousand yen

(2)	Monetary claims and liabilities to affiliated companies

Accounts receivable	1,293,419 thousand yen
Short-term loan	200,000 thousand yen
Unearned income	181 thousand yen
Accounts payable	1,905 thousand yen
Payable	2,065 thousand yen

(3) Financial obligations to directors	Payable	1,543 thousand yen

(4)	Guarantee obligation

We provide guarantees for borrowing obligations from financial institutions of other companies.

Tokyo Lifestyle Limited	12,500 thousand yen
Total debt guarantee balance	12,500 thousand yen

4.	Notes on the Income Statement

Turnover with affiliated companies
Turnover by operating transactions
Net sales	2,893,569 thousand yen
Purchase amount	1,105,174 thousand yen
Selling, general and administrative expenses	175,664 thousand yen
Turnover of non-business transactions	135,559 thousand yen

5.	Notes on the Statement of Changes in Shareholders’ Equity

①	Type and total number of shares issued as of the end of the current fiscal year

Common stock	42,327,806 shares

②	The type and number of shares for the purpose of stock acquisition rights (excluding those for which the first day of the exercise period has not arrived) as of the end of the fiscal year under review.

Common stock	6,162,552 shares

6.	Notes on Tax Effect Accounting

(1)	Breakdown of deferred tax assets and liabilities by major causes

(Deferred Tax Assets)
Paid Business Establishment Tax	271 thousand yen
Allowance for bad debts	10,771 thousand yen
Bonus allowance	1,068 thousand yen
Point Allowance	145 thousand yen
Commodity Valuation Loss	6,620 thousand yen
Asset retirement obligations	31,079 thousand yen
Cumulative Impairment Loss	5,861 thousand yen
Provision for retirement benefits	12,800 thousand yen
Deferred tax asset subtotal	68,618 thousand yen
Valuation allowance	-49,582 thousand yen
Total deferred tax assets	19,035 thousand yen
(Deferred Tax Liabilities)
Retirement costs corresponding to asset retirement obligations	-12,414 thousand yen
Input tax	-98,041 thousand yen
Damages Received	-426,752 thousand yen
Total deferred tax liabilities	-537,208 thousand yen
Net deferred tax liabilities	-518,173 thousand yen

(2)	Revision of the amount of deferred tax assets and deferred tax liabilities due to changes in the rate of corporate tax, etc.

As a result of becoming a corporation exempt from external standard taxation, the statutory effective tax rate has been changed from 30.62% to 34.59% for deferred tax assets and deferred tax liabilities related to temporary differences, etc., which are expected to be resolved in the following fiscal year or later. As a result of this change, deferred tax liabilities (minus the amount of deferred tax assets) increased by 59,390 thousand yen for the fiscal year under review, and the amount of income tax adjustment increased by the same amount.

7.	Notes on Financial Instruments

(1)	Matters related to the status of financial instruments

Borrowings are used for working capital (mainly short-term) and capital investment funds (long-term).

(2)	Matters related to the market value of financial instruments

As of March 31, 2025 (the closing date of the current fiscal year), the balance sheet amount, market value, and the difference between these amounts are as follows.

In addition, notes are omitted for cash, and notes are omitted for deposits, accounts receivable, accounts payable, and short-term borrowings because they are settled in a short period of time, so the market value approximates the book value.

(Unit: 1,000 yen)

	Amount recorded on the balance sheet (*1)	Market price(*1)	Difference
Long-term borrowings (*2)	(1,018,679)	(1,016,848)	1,830

(*1)	Liabilities are shown in parentheses.
(*2)	Includes long-term loans that are scheduled to be repaid within one year.

(Note 1) How to calculate the market value of a financial instrument

Debt

Long-term borrowings

The market value of the long-term borrowing period is calculated by discounting the total amount of principal and interest by the interest rate expected if the same new borrowing were made.

In addition, among long-term loans, those with variable interest rates are based on the book value because the market interest rate is reflected in the short term (within one year) and the market value is approximate to the book value unless the Company’s credit position differs significantly after execution.

(Note 2) Amount recorded on the balance sheet of stocks without market prices

(Unit: 1,000 yen)

Ledger Accounts	Balance sheet
Shares of affiliated companies	682,673

Shares of affiliated companies are not subject to market value disclosure because they do not have a market price.

8.	Notes on Related Party Transactions

(1)	Subsidiaries and affiliates

(Unit: 1,000 yen)

kind	Name of company, etc.	Voting rights, etc. Ownership Percentage	Details of the transaction	Trading Subjects	Transaction Amount	subject	Balance at the end of the period
			Purchasing goods	Purchase Quantity	4,576
			Selling products	sales	1,699,616
subsidiary	Tokyo Lifestyle Limited	Owned Directly	Directly managed store operating expenses	Selling, general and administrative expenses	168,397	accounts receivable	1,216,715
		100%	Trademark fees and secondment fees	Miscellaneous Income	10,541	Short-term loans	200,000
			Money Loans	Interest Income	7,593	Guarantee Obligation (*Note 2)	12,500
			Cancellation of previous year’s damages	Compensation Adjustment	116,296

Transaction conditions and policy for determining transaction conditions, etc.

(Note 1) Prices and other terms and conditions are determined through price negotiations, etc., taking into account market performance.

(Note 2) We provide debt guarantees for loans from financial institutions. In addition, the guarantee fee from the subsidiary

We do not give or receive.

(2)	Officers, individuals, and major shareholders

(Unit: 1,000 yen)

kind	Name of company, etc.	Voting rights, etc. Ownership Percentage	Details of the transaction	Trading Subjects	Transaction Amount	subject	Balance at the end of the period
Officers and their immediate family members			Purchasing goods	Purchase Quantity	1,100,597	accounts receivable	15
Majority of voting rights	Dinner Bank corporation	without	Selling products	sales	1,193,952	Unearned money	71
Owning companies, etc.			Rent, etc.	Selling, general and administrative expenses	7,267	accounts payable	1,905
			Secondment Costs	Miscellaneous Income	1,127	Payables	1,565

Transaction conditions and policy for determining transaction conditions, etc.

(Note) Prices and other terms and conditions are determined through price negotiations, etc., taking into account market performance.

9.	Notes on Fixed Assets to be Used by Lease

In addition to fixed assets recorded on the balance sheet, some of the office equipment, etc.

It is used under a finance lease agreement outside the transfer of ownership.

10.1	Notes on Per Share Information

(1)	Net assets per share	132.67 yen
(2)	Net income per share	-2.14 yen

11.	MISCELLANEOUS NOTES

The listed amount is rounded down to the nearest 1,000 yen.

Appendix

From April 1, 2024

To March 31, 2025

1.	Itemization of property, plant and equipment and intangible assets (including depreciation expenses recorded on investments and other assets)

(Unit: 1,000 yen)

division	Asset’s Species	Period Leader Book value	Period Amount of increase	Period Amount of reduction	Period Depreciation amount	End of Period Book value	Impairment loss Cumulative amount	depreciation Cumulative amount	End of Period Acquisition price
	Building	381,947	-	-	11,059	370,888	-	38,706	409,595
					50,210
	Facilities attached to the building	256,601	-	973		205,416	21,079	132,780	359,276
Solid Capital Production					(21,079)
	structure	27,440	-	-	1,938	25,501	-	6,703	32,204
	Vehicle transport equipment	921	-	0	263	657	-	8,433	9,090
	Tools, Equipment, and Fixtures	44,730	-	-	13,392	31,338		84,172	115,511
	land	340,148	-	-	-	340,148	-	-	340,148
	Tangible Leased Assets	39,009	-	-	15,538 (789)	23,471	789	114,008	138,268
	Total	1,090,799	-	973	92,403 (21,869)	997,422	21,869	384,803	14,04,096
Intangible fixed asset	Intangible Leased Assets	19,643	-	-	7,915	11,728
	software	279,297	-	-	18,619	260,677
	Total	298,941	-	-	26,535	272,406
Investments & Others Capital	Long-term upfront costs	5,596	388	2,151	294	3,538
	Total	5,596	388	2,151	294	3,538

(Note)	The figures in parentheses in the “Depreciation and Amortization for the Current Period” column are the amounts recorded for impairment losses for the current fiscal year.

2. Statement of Allowance

(Unit: 1,000 yen)

Discipline	Period Length Remaining High	Increments for the current fiscal year	Reduction in the current period	End of Period Remaining High
Allowance for bad debts	284,260		132,820	151,440
Bonus allowance	8,961	3,087	8,961	3,087
Point Allowance	734	421	734	421
Provision for retirement benefits	35,744	12,516	11,255	37,005

3. Breakdown of selling, general and administrative expenses

(Unit: 1,000 yen)

Discipline	Remaining Height	Description
Advertising Expenses	2,106
Sales promotion expenses	8,310
Packing Charges	266,519
Amount of point provision	△312
Product inventory disposal loss	1,071
Officer Remuneration	61,650
Salary allowance	319,894
Provision for bonuses	3,438
Statutory Benefits	55,331
Benefit Expenses	1,087
Depreciation	97,068
Repair Costs	48
Hygiene costs	1,962
Consumables Costs	12,336
Utilities	15,004
Travel Expenses	62,936
Transportation	927,597
Expenses commission Taxes and dues	11,330
Entertainment expenses	42,646
Insurance Premiums	17,313
Communication Costs	4,350
Membership Fees	311
Cost of Vehicles	2,010
Provision for bad debts	△25,420
Lease Fee	7,235
Ground rent	135,640
Advisory Fees	9,500
Meeting Fees	291
Donations	200
incidentals	354
Retirement benefit costs	12,516
Long-term upfront expense amortization	294
Difference in performance	△27,358
Total selling, general and administrative expenses	2,027,267